Mail Stop 3561

March 17, 2008

By Facsimile and U.S. Mail

Mr. Patrick M. Byrne
Chairman and Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah   84121

> **Re:** **Overstock.com, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q/A for Fiscal Quarters Ended September 30, 2007,**
> **June 30, 2007 and March 31, 2007**
> **File No. 0-49799**

Dear Mr. Byrne:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief